

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 19, 2010

Peter Russo
Chief Financial Officer and Treasurer
Vocaltec Communications Ltd.
12 Benny Gaon Street, Building 2B
Poleg Industrial Area,
Netanya, Israel 42504

> **Re: Vocaltec Communications Ltd.**
> **Registration Statement on Form F-3**
> **File No. 333-169659**
> **Filed September 30, 2010**

Dear Mr. Russo:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering a significant number of your outstanding shares for resale. Due to the significant number of shares being registered and the fact that they were issued recently, it appears that this may be an indirect primary offering by the company. If the offering is a primary offering, you must identify the selling stockholders as underwriters.

   If you disagree with our analysis, please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering. This analysis should include the following among any other relevant factors:

   - The total number of shares being registered as a percentage of shares outstanding held by non-affiliates, as well as the number of shares being registered on behalf of each selling shareholders as a percentage of shares outstanding held by non-affiliates;

   - The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- An explanation of the relationship between the company and each of the selling shareholders;

- Any relationships among any of the selling shareholders; and

- Whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any questions.

Sincerely,

/s Celeste M. Murphy, for
Larry Spirgel
Assistant Director